Exhibit 99.1

BIOTIE THERAPIES CORP. STOCK EXCHANGE RELEASE 7 October 2015 at 9 a.m.

Issue of new treasury shares of Biotie Therapies Corp without consideration

Biotie Therapies Corp. (Nasdaq Helsinki BTH1V; NASDAQ: BITI) (“Biotie” or the “Company”) announces that, pursuant to the authorization of the Annual General Meeting of Shareholders held on 26 May 2015, the Board of Directors of Biotie has resolved to issue 106,088,336 shares ("Treasury Shares") to the Company itself without consideration in accordance with Chapter 9 Section 20 of the Finnish Companies Act (624/2006, as amended). The Treasury Shares are issued to facilitate the timely delivery by the Company of such Treasury Shares underlying the warrants issued in May 2015 to certain US investors and certain existing shareholders based on the authorisation granted by the Annual General Meeting of the Company on 26 May 2015, if and when such above-mentioned warrants are exercised.

The Treasury Shares will be registered with the Finnish Trade Register on or about 8 October 2015, and admitted to trading on NASDAQ OMX Helsinki Ltd on or about 9 October 2015. The Treasury Shares are of the same class as the existing shares in the Company.

After the registration of the Treasury Shares with the Finnish Trade Register, Biotie will have 1,086,940,271 shares in total of which 978,246,244 will be outstanding shares. The total number of shares held by the Company or its fully owned subsidiary after the share issue is 108,694,027 shares (9.99 per cent).

The warrants may be exercised, in whole or in part, and the Treasury Shares may be conveyed to the exercising warrantholders, at any time during the period of 1 November 2015 to 1 November 2020. The complete terms and conditions of the warrants are available on the Company’s website.

In Turku, 7 October 2015

Biotie Therapies Corp.

Timo Veromaa
President and CEO

For further information, please contact:

Virve Nurmi, Investor Relations Manager, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

www.biotie.com

DISTRIBUTION:

NASDAQ OMX Helsinki Ltd
Main Media
www.biotie.com